Term Sheet
*To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 29-I dated August 31, 2012 and
underlying supplement no. 1-I dated November 14, 2011*

**Term Sheet to
Product Supplement No. 29-I
Registration Statement No. 333-177923
Dated January 11, 2013; Rule 433**

JPMorgan Chase & Co.

Structured Investments

$
Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index due January 17, 2019

General

- The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the Index closing level of each of the S&P 500® Index and the Russell 2000® Index is greater than or equal to 71% of its Initial Index Level, which we refer to as an Interest Barrier. Investors in the notes should be willing to accept the risk of losing some or all of their principal if a Trigger Event (as defined below) has occurred and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.
- Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Interest Payment with respect to each Review Date for which the Index closing level of each of the S&P 500® Index and the Russell 2000® Index is greater than or equal to its Interest Barrier. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The notes may be redeemed early, in whole but not in part, at our option on any of the Interest Payment Dates (other than the first, second, third and final Interest Payment Dates) set forth below. If the notes are redeemed early, payment on the applicable Interest Payment Date on which the notes are redeemed early for each $1,000 principal amount note will be a cash payment of $1,000 *plus* any accrued and unpaid Contingent Interest Payment, as described below.
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 17, 2019†
- The payment at maturity is ***not*** linked to a basket composed of the Indices. The payment at maturity is linked to the performance of each of the Indices individually, as described below.
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about January 14, 2013 and are expected to settle on or about January 17, 2013. The pricing date, for purposes of these notes, is the day that the terms of the notes become final. With respect to each Index, the Initial Index Level has been determined by reference to the Index closing level of that Index on January 10, 2013 and not by reference to the Index closing level of that Index on the pricing date.
- **The terms of the notes as set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 29-I, supersede the terms set forth in product supplement no. 29-I. In particular, notwithstanding anything to the contrary in the accompanying product supplement no. 29-I, the notes will be subject to early redemption at our option as described under "Key Terms — Early Redemption" below and will not be subject to an automatic call.**

Key Terms

Indices:	The S&P 500® Index (Bloomberg ticker: SPX) and the Russell 2000® Index (Bloomberg ticker: RTY) (each an "Index" and collectively, the "Indices")
Contingent Interest Payments:	If the notes have not been previously redeemed early and the Index closing level of each Index on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $20.00* (equivalent to an interest rate of at least 8.00%* per annum, payable at a rate of at least 2.00%* per quarter). *If the Index closing level of either Index on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.*
Interest Barrier:	With respect to the S&P 500® Index, 1,045.2052, which is 71.00% of its Initial Index Level. With respect to the Russell 2000® Index, 625.6804, which is 71.00% of its Initial Index Level.
Trigger Level:	With respect to the S&P 500® Index, 883.272, which is 60.00% of its Initial Index Level. With respect to the Russell 2000® Index, 528.744, which is 60.00% of its Initial Index Level.
Contingent Interest Rate:	At least 8.00%* per annum, payable at a rate of 2.00%* per quarter, if applicable *The actual Contingent Interest Rate will be determined on the Pricing Date and will not be less than 8.00% per annum.
Early Redemption:	We, at our election, may redeem the notes early, in whole but not in part, on any of the Interest Payment Dates (other than the first, second, third and final Interest Payment Dates) at a price for each $1,000 principal amount note equal to $1,000 *plus* any accrued and unpaid Contingent Interest Payment. If we intend to redeem your notes early, we will deliver notice to The Depository Trust Company, or DTC, at least five business days before the applicable Interest Payment Dates on which the notes are redeemed early.
Payment at Maturity:	If the notes have not been redeemed early and a Trigger Event has ***not*** occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Contingent Interest Payment, if any, applicable to the final Review Date. If the notes have not been redeemed early and a Trigger Event ***has*** occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Lesser Performing Index Return) *If the notes have not been redeemed early and a Trigger Event has occurred, you will lose more than 40% of your principal amount and could lose all of your principal amount at maturity.*
Trigger Event:	A Trigger Event occurs if the Ending Index Level (*i.e.*, the Index closing level on the final Review Date) of either Index is less than its Trigger Level.
Pricing Date:	On or about January 14, 2013
Settlement Date:	On or about January 17, 2013
Review Dates†:	April 10, 2013, July 10, 2013, October 9, 2013, January 10, 2014, April 10, 2014, July 10, 2014, October 9, 2014, January 12, 2015, April 10, 2015, July 10, 2015, October 9, 2015, January 11, 2016, April 11, 2016, July 11, 2016, October 7, 2016, January 9, 2017, April 7, 2017, July 10, 2017, October 10, 2017, January 9, 2018, April 10, 2018, July 10, 2018, October 10, 2018 and January 14, 2019 (the "final Review Date")
Interest Payment Dates†:	Notwithstanding anything to the contrary in the accompanying product supplement no. 29-I, the Interest Payment Dates will be April 17, 2013, July 17, 2013, October 17, 2013, January 17, 2014, April 17, 2014, July 17, 2014, October 17, 2014, January 20, 2015, April 17, 2015, July 17, 2015, October 19, 2015, January 19, 2016, April 18, 2016, July 18, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 17, 2017, January 17, 2018, April 17, 2018, July 17, 2018, October 17, 2018 and the Maturity Date
Maturity Date†:	January 17, 2019
CUSIP:	48126DTD1
Other Key Terms:	See "Additional Key Terms" in this term sheet

† Subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Review Date" and "Description of Notes — Postponement of a Payment Date" in the accompanying product supplement no. 29-I

Investing in the Callable Contingent Interest Notes involves a number of risks. See "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. 29-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement 1-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $15.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $35.00 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS, which includes concessions to be allowed to other dealers, exceed $45.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-66 of the accompanying product supplement no. 29-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 11, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 29-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 29-I dated August 31, 2012 and underlying supplement no. 1-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 29-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 29-I dated August 31, 2012:
  http://www.sec.gov/Archives/edgar/data/19617/000095010312004448/crt_dp32532-424b2.pdf
- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Index Return:	With respect to each Index: $\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	With respect to each Index, the Index closing level of that Index on January 10, 2013, which was 1,472.12 for the S&P 500® Index and 881.24 for the Russell 2000® Index. **The Initial Index Level of each Index is not determined by reference to the Index closing level of that Index on the pricing date.**
Ending Index Level:	With respect to each Index, the Index closing level of that Index on the final Review Date
Lesser Performing Index:	The Index with the Lesser Performing Index Return
Lesser Performing Index Return:	The lower of the Index Returns of the Indices

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in product supplement no. 29-I, the notes will be subject to early redemption at our option as described under "Key Terms — Early Redemption" in this term sheet and will not be subject to an automatic call.

Selected Purchase Considerations

- **QUARTERLY CONTINGENT INTEREST PAYMENTS** — The notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Review Date of at least $20.00* per $1,000 principal amount note (equivalent to an interest rate of at least 8.00%* per annum, payable at a rate of at least 2.00%* per quarter). If the notes have not been redeemed early and the Index closing level of each Index on any Review Date is greater than or equal to its Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the Index closing level of either Index on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

  *The actual Contingent Interest Rate will be determined on the Pricing Date and will not be less than 8.00% per annum.

- **POTENTIAL EARLY EXIT AS A RESULT OF THE EARLY REDEMPTION FEATURE** — We, at our election, may redeem the notes early, in whole but not in part, on any of the Interest Payment Dates (other than the first, second, third and final Interest Payment Dates). If the notes are redeemed early, you will receive $1,000 *plus* any accrued and unpaid Contingent Interest Payment for each $1,000 principal amount note on the applicable Interest Payment Date on which the notes are redeemed early.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT REDEEMED EARLY** — If the notes have not been redeemed early, we will pay you your principal back at maturity only if a Trigger Event has not occurred. **However, if the notes have not been redeemed early and a Trigger Event has occurred, you will lose more than 40% of your principal amount and could lose up to the entire principal amount of your notes.**

- **EXPOSURE TO EACH OF THE INDICES** — The return on the notes is linked to the Lesser Performing Index, which will be either the S&P 500® Index or the Russell 2000® Index.

  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under "Equity Index Descriptions — The S&P 500® Index" in the accompanying underlying supplement no. 1-I.

  The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Russell 2000® Index, see the information set forth under "Equity Index Descriptions — The Russell 2000® Index" in the accompanying underlying supplement no. 1-I.

- **TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 29-I, although for purposes of this offering, references therein to an automatic call should be read to refer to an early redemption. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled "Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons" in the accompanying product supplement no. 29-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to conclude that Contingent Interest Payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Indices or any of the equity securities included in the Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 29-I dated August 31, 2012 and in the "Risk Factors" section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. If the notes have not been redeemed early and a Trigger Event has occurred, you will lose 1% of your principal amount at maturity for every 1% that the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level. Accordingly, under these circumstances, you will lose more than 40% of your principal amount and could lose up to the entire principal amount of your notes.

- **THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL —** The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of each Index. If the notes have not been redeemed early, we will make a Contingent Interest Payment with respect to a Review Date only if the Index closing level of each Index on that Review Date is greater than or equal to its Interest Barrier. If the Index closing level of either Index on that Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the Index closing level of either Index on each Review Date is less than its Interest Barrier, you will not receive any interest payments over the term of the notes.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview — CIO Synthetic Credit Portfolio Update," "Liquidity Risk Management — Credit Ratings" and "Item 4. Controls and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

- **THE OPTIONAL EARLY REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — If the notes are redeemed early, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 *plus* any accrued and unpaid Contingent Interest Payment.

- **REINVESTMENT RISK** — If your notes are redeemed early, the term of the notes may be reduced to as short as approximately one year and you will not receive any Contingent Interest Payments after the applicable Interest Payment Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed early prior to the maturity date.

- **THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE VALUE OF EITHER INDEX** — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the value of either Index, which may be significant. You will not participate in any appreciation in the value of either Index. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Index during the term of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 29-I for additional information about these risks.

  We are also currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

- **YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE VALUE OF EACH INDEX** — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Indices. If the notes have not been redeemed early, your payment at maturity is contingent upon the performance of each individual Index such that you will be equally exposed to the risks related to *either* of the Indices. Poor performance by either of the Indices over the term of the notes may negatively affect whether you will receive a Contingent Interest Payment on any Interest Payment Date and your payment at maturity and will not be offset or mitigated by positive performance by the other Index. Accordingly, your investment is subject to the risk of decline in the level of each Index.

- **THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW DATE** — If the Ending Index Level of either Index is less than its Trigger Level (*i.e.,* a Trigger Event occurs) and the notes have not been redeemed early, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the Lesser Performing Index. Because the Ending Index Level of each Index will be determined based on the applicable Index closing level on a single day near the end of the term of the notes, the Index closing level of each Index at the maturity date or at other times during the term of the notes could be greater than or equal to its Trigger Level. This difference could be particularly large if there is a significant decrease in the Index closing level of either or both Indices during the later portion of the term of the notes or if there is significant volatility in the Index closing level of either or both Indices during the term of the notes, especially on dates near the final Review Date.

- **YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING INDEX** — If the notes have not been redeemed early and a Trigger Event has occurred, you will lose some or all of your principal amount at maturity if the Ending Index Level of either Index is less than its Initial Index Level. This will be true even if the Ending Index Level of the the other Index is greater than or equal to its Initial Index Level. The Indices' respective performance may not be correlated and, as a result, if the notes have not been redeemed, you may receive the principal amount of your notes at maturity only if there is a broad-based rise in the performance of U.S. equities across diverse markets during the term of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While any payment on the notes described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO DIVIDENDS OR VOTING RIGHTS** — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the Indices would have.

- **VOLATILITY RISK** — Greater expected volatility with respect to an Index indicates a greater likelihood as of the Pricing Date that the Index closing level of that Index could be less than its Interest Barrier on an Observation Date and/or that a Trigger Event could occur. An Index's volatility, however, can change significantly over the term of the notes. The Index closing level of an Index could fall sharply on any day during the term of the notes, which could result in your not receiving any Contingent Interest Payment or a significant loss of principal, or both.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS** — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **HEDGING AND TRADING IN THE INDICES** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including the equity securities included in the Indices. We or our affiliates may also trade in the equity securities included in the Indices from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of an early redemption, whether a Contingent Interest Payment will be payable or our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the levels of each Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility in the levels of the Indices;

- the time to maturity of the notes;
- the Contingent Interest Rate on the notes;
- whether the Index closing level of either Index has been, or is expected to be, less than its Interest Barrier on any Review Date and whether a Trigger Event is expected to occur;
- the optional early redemption feature and whether we are expected to redeem the notes early, which is likely to limit the value of the notes;
- the dividend rates on the equity securities included in the Indices;
- the actual and expected positive or negative correlation between the Indices, or the actual or expected absence of any such correlation;
- interest and yield rates in the market generally;
- a variety of economic, financial, political, regulatory and judicial events; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Are the Payments on the Notes, Assuming a Range of Performances for the Lesser Performing Index?

If the notes have not been previously redeemed early and the Index closing level of each Index on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $20.00 (equivalent to an interest rate of at least 8.00% per annum, payable at a rate of at least 2.00% per quarter). The actual Contingent Interest Rate will be set on the Pricing Date and will not be less than 8.00% per annum. If the Index closing level of either Index on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. We refer to the Interest Payment Date immediately following any Review Date on which the Index closing level of either Index is less than its Interest Barrier as a "No-Coupon Date." The following table assumes a Contingent Interest Rate of 8.00% per annum and illustrates the hypothetical total Contingent Interest Payments over the term of the notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
0 No-Coupon Dates	$480.00
1 No-Coupon Date	$460.00
2 No-Coupon Dates	$440.00
3 No-Coupon Dates	$420.00
4 No-Coupon Dates	$400.00
5 No-Coupon Dates	$380.00
6 No-Coupon Dates	$360.00
7 No-Coupon Dates	$340.00
8 No-Coupon Date	$320.00
9 No-Coupon Dates	$300.00
10 No-Coupon Dates	$280.00
11 No-Coupon Dates	$260.00
12 No-Coupon Dates	$240.00
13 No-Coupon Dates	$220.00
14 No-Coupon Dates	$200.00
15 No-Coupon Dates	$180.00
16 No-Coupon Dates	$160.00
17 No-Coupon Dates	$140.00
18 No-Coupon Dates	$120.00
19 No-Coupon Dates	$100.00
20 No-Coupon Dates	$80.00
21 No-Coupon Dates	$60.00
22 No-Coupon Dates	$40.00
23 No-Coupon Dates	$20.00
24 No-Coupon Dates	$0.00

The following table illustrates the payment at maturity on the notes, assuming a range of performances for the Lesser Performing Index on a given Review Date. **Each hypothetical payment set forth below assumes that the notes are not redeemed early and that the Lesser Performing Index is the Russell 2000® Index. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for purposes of calculating your actual payment at maturity, if any, or as to what the Index closing level of either Index will be on any Review Date.** In addition, the following table and examples assume an Initial Index Level for the Lesser Performing Index of 880, an Interest Barrier for the Lesser Performing Index of 624.80 (equal to 71% of the hypothetical Initial Index Level) and a Trigger Level for the Lesser Performing Index of 528 (equal to 60% of the hypothetical Initial Index Level) and a Contingent Interest Rate of 8.00% per annum (payable at a rate of 2.00% per quarter). The actual Contingent Interest Rate will be set on the Pricing Date and will not be less than 8.00% per annum. Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Lesser Performing Index Return	Payment at Maturity If a Trigger Event Has Not Occurred (1)	Payment at Maturity If a Trigger Event Has Occurred (1)
1,584.000	80.00%	$1,020.00	N/A
1,496.000	70.00%	$1,020.00	N/A
1,408.000	60.00%	$1,020.00	N/A
1,320.000	50.00%	$1,020.00	N/A
1,232.000	40.00%	$1,020.00	N/A
1,144.000	30.00%	$1,020.00	N/A
1,100.000	25.00%	$1,020.00	N/A
1,056.000	20.00%	$1,020.00	N/A
1,012.000	15.00%	$1,020.00	N/A
968.000	10.00%	$1,020.00	N/A
924.000	5.00%	$1,020.00	N/A
880.000	**0.00%**	**$1,020.00**	**N/A**
836.000	-5.00%	$1,020.00	N/A
792.000	-10.00%	$1,020.00	N/A
748.000	-15.00%	$1,020.00	N/A
704.000	-20.00%	$1,020.00	N/A
624.800	-29.00%	$1,020.00	N/A
624.712	-29.01%	$1,000.00	N/A
616.000	-30.00%	$1,000.00	N/A
528.000	-40.00%	$1,000.00	N/A
527.912	-40.01%	N/A	$599.90
440.000	-50.00%	N/A	$500.00
352.000	-60.00%	N/A	$400.00
264.000	-70.00%	N/A	$300.00
176.000	-80.00%	N/A	$200.00
88.000	-90.00%	N/A	$100.00
0.000	-100.00%	N/A	$0.00

(1) A Trigger Event occurs if the Ending Index Level (*i.e.*, the Index closing level on the final Review Date) of either Index is less than its Trigger Level.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how the payments set forth in the tables on the prior page are calculated.

Example 1: The notes are not redeemed early, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the Index closing level of the Lesser Performing Index increases from the Initial Index Level of 880 to an Ending Index Level of 1,056 — A Trigger Event has not occurred. The investor receives a payment of $20 in connection with each of the Review Dates preceding the final Review Date. Because the notes are not redeemed early and the Ending Index Level of each Index is greater than its Interest Barrier, the investor receives at maturity a payment of $1,020 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $20 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,480 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 2: The notes are not redeemed early, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 880 to an Ending Index Level of 624.80 — A Trigger Event has not occurred. The investor receives a payment of $20 in connection with each of the Review Dates preceding the final Review Date. Because the notes are not redeemed early, a Trigger Event has not occurred and the Ending Index Level of the Lesser Performing Index is equal to its Interest Barrier, even though the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level, the investor receives at maturity a payment of $1,020 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $20 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,480 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 3: The notes are not redeemed early, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 880 to an Ending Index Level of 528 — A Trigger Event has not occurred. The investor receives a payment of $20 in connection with each of the Review Dates preceding the final Review Date. However, because the Ending Index Level of the Lesser Performing Index is less than its Interest Barrier, no Contingent Interest Payment is payable at maturity. In addition, because the notes are not redeemed early and a Trigger Event has not occurred, even though the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level, the investor receives at maturity a payment of $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,460 per $1,000 principal amount note.

Example 4: The notes are not redeemed early, Contingent Interest Payments are paid in connection with four of the Review Dates preceding the final Review Date and the Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 880 to an Ending Index Level of 704 — A Trigger Event has not occurred. The investor receives a payment of $20 in connection with four of the Review Dates preceding the final Review Date. Because the notes are not redeemed early, a Trigger Event has not occurred and the Ending Index Level of the Lesser Performing Index is greater than its Interest Barrier, even though the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level, the investor receives at maturity a payment of $1,020 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $20 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,100 per $1,000 principal amount note.

Example 5: The notes are not redeemed early, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 880 to an Ending Index Level of 352 — A Trigger Event has occurred. The investor receives a payment of $20 in connection with each of the Review Dates preceding the final Review Date. Because the notes are not redeemed early, a Trigger Event has occurred and the Ending Index Level of the Lesser Performing Index is less than its Interest Barrier, the investor receives at maturity a payment of $400 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -60\%) = \$400$$

The total amount paid on the notes over the term of the notes is $860 per $1,000 principal amount note.

Example 6: The notes are not redeemed early, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 880 to an Ending Index Level of 264 — A Trigger Event has occurred. Because the notes are not redeemed early, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Ending Index Level of the Lesser Performing Index is less than its Interest Barrier, the investor receives no payments over the term of the notes, other than a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -70\%) = \$300$$

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index and the Russell 2000® Index from January 4, 2008 through January 4, 2013. The Index closing level of the S&P 500® Index on January 10, 2013 was 1,472.12. The Index closing level of the Russell 2000® Index on January 10, 2013 was 881.24.

We obtained the various Index closing levels of the Indices below from Bloomberg Financial Markets, without independent verification. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of either Index on any Review Date, including the final Review Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment or the payment of any interest.





JPMorgan Structured Investments —
Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

TS-8